UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.5)

SCHEDULE 13D/A

CHINA YUCHAI INTERNATIONAL
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G21082105
(CUSIP Number)

Shah Capital Management
8601 Six Forks Road, Suite 630
Raleigh, NC 27615
Tel. No.: (919) 719-6360
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 30, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting persons:

Shah Capital Management

(2) Check the appropriate box if a member of a group:
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) of Schedule 13D

N/A

(6) Citizenship or place of organization

NORTH CAROLINA

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

0

(8) Shared voting power

2,221,071

(9) Sole dispositive power

0

(10) Shared dispositive power

2,221,071

(11) Aggregate amount beneficially owned by each reporting person

2,221,071

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

N/A

(13) Percent of class represented by amount in Row (11)

5.96%

(14) Type of reporting person (see instructions)

IA

(1) Names of reporting persons:

Shah Capital Opportunity Fund LP

(2) Check the appropriate box if a member of a group:
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) of Schedule 13D

N/A

(6) Citizenship or place of organization

DELAWARE

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

0

(8) Shared voting power

1,710,000

(9) Sole dispositive power

0

(10) Shared dispositive power

1,710,000

(11) Aggregate amount beneficially owned by each reporting person

1,710,000

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

N/A

(13) Percent of class represented by amount in Row (11)

4.59%

(14) Type of reporting person (see instructions)

PN

(1) Names of reporting persons:

Himanshu H. Shah

(2) Check the appropriate box if a member of a group:
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) of Schedule 13D

N/A

(6) Citizenship or place of organization

UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

101,421

(8) Shared voting power

2,322,492

(9) Sole dispositive power

101,421

(10) Shared dispositive power

2,322,492

(11) Aggregate amount beneficially owned by each reporting person

2,322,492

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

N/A

(13) Percent of class represented by amount in Row (11)

6.23%

(14) Type of reporting person (see instructions)

IN

SCHEDULE 13D

Item 1. Security and Issuer

Common Stock of CHINA YUCHAI INTERNATIONAL.

CHINA YUCHAI INTERNATIONAL
16 RAFFLES QUAY #26-00
HONG LEONG BLDG
SINGAPORE 048581

Item 2. Identity and Background

(a). Name: SHAH CAPITAL MANAGEMENT.

(b). Business Address: 8601 Six Forks Road, Suite 630, Raleigh, NC 27615

(c). Principal business: Asset management

(d). During the last five years, the reporting person has not been convicted in a criminal proceeding.

(e). During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f). N/A

Item 3. Source and Amount of Funds or Other Consideration

In making the purchases of the shares of Common Stock, the reporting person uses the assets under management.

Item 4. Purpose of the Transaction

The reporting person intends to review its investment in the Issuer on a continuing basis and in connection therewith, had engaged in discussions with the Board of Directors, members of management, and/or other shareholders which discussions included proposing or considering one or more of the actions described in subsections (a) through (j) of
Item 4 of Schedule 13D. See reporting person's 13D Amendment No. 2 and Amendment No. 3.

The Reporting Person has contacted the issuer recently to suggest the following strategic points. In communication with the largest shareholder Hong Leong Asia for a meeting, the Reporting Person has suggested the following actions:

- Increase China Yuchai International stake in Guangxi Yuchai
Machinery Company Limited (GYMCL) from 76.4% to 100%

- To hire an investment bank to list CYI on the Hong Kong Stock Exchange

- Sell HL Global Enterprises Limited and Thakral Corporation Ltd.
stake completely in the very near future and use the proceeds to buy extremely undervalued China Yuchai Internationl stock from the open market

The Reporting Person urges the Board of China Yuchai International to act promptly in the best interest of all shareholders.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number of shares owned:
(b) Percentage of class of securities owned:
(c) Number of Shares to which reporting person has:
(i) Sole Voting Power
(ii) Shared Voting Power
(iii) Sole Dispositive Power
(iv) Shared Dispositive Power

 	SCM        Shah Capital Opportunity 	Himanshu
		   Fund LP

(a)	2,221,071	1,710,000		101,421
(b)	5.96%		4.59%			6.23%
(i)	N/A		N/A			101,421
(ii)	2,221,071	1,710,000		2,322,492
(iii)	N/A		N/A			101,421
(iv)	2,221,071	1,710,000		2,322,492

(c) N/A

(d) to (e). Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7. Material to be Filed as Exhibits

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2013

Signature: Himanshu H. Shah/Sd.

Name/Title: Himanshu H. Shah, President and CIO